Exhibit 99.2

MorphoSys AG – Q2 2018 Conference Call

August 2, 2018

The spoken word shall prevail.

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

Good afternoon, good morning and welcome to our Q2 2018 conference call and webcast. My name is Alexandra Goller, Associate Director Corporate Communications & Investor Relations at MorphoSys.

Slide 2: Today on the Call

With me on the call today are Simon Moroney, our Chief Executive Officer, and Jens Holstein, our Chief Financial Officer.

Slide 3: Safe Harbor

Before we start, I would like to remind you that during this conference call, we will present and discuss certain forward-looking statements concerning the development of MorphoSys’s core technologies, the progress of its current research and development programs and the initiation of additional programs. Should actual conditions differ from the Company’s assumptions, actual results and actions may differ from those anticipated. You are therefore cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Slide 4: Agenda

In the presentation, Simon will start by giving you an operational review of the second quarter as well as an outlook for the rest of this year. After that, Jens will review the financial results of the second quarter and the first six months of 2018. The presentation will last about 20 minutes.

After the presentation, we will all be available for your questions. You will find the slide deck for this presentation on our corporate website.

I would now like to hand over to Simon Moroney.

Speaker: Dr. Simon Moroney, CEO, MorphoSys AG

Thank you Alex, and also from me, a warm welcome to our Q2 call.

Slide 5: Operational Review Q2 2018 and Outlook 2018

We’re really thrilled with the progress that we’ve made as an organization in the second quarter of 2018 and the few weeks after the end of reporting period. Our very successful NASDAQ listing was obviously a major highlight, together with very encouraging progress across our therapeutic pipeline. In the next few minutes, I’ll go through some of these events, focusing on individual programs and starting with our Proprietary Development segment.

Slide 6: Proprietary Portfolio – MOR208

I’ll begin with our most advanced compound MOR208. As a brief reminder, we are currently investigating MOR208 in two types of B cell malignancies: in our L-MIND and B-MIND trials, we focus on patients with relapsed/refractory DLBCL, whereas our COSMOS trial enrolls patients with BTK-inhibitor refractory or intolerant CLL and SLL.

For L-MIND, our open label, phase 2 trial of MOR208 in combination with lenalidomide in patients with relapsed/refractory DLBCL who are ineligible for HDC and ASCT, we are well on track. The trial is fully recruited and treatment and follow-up of patients is ongoing as planned. We will submit an abstract to this year’s ASH conference in December to present updated clinical data from all 81 patients enrolled and expect to have final data from the study available to present at an appropriate medical conference in the middle of next year. Armed with breakthrough therapy designation for MOR208 plus lenalidomide, we are in ongoing discussions with the FDA regarding a potential filing based on the L-MIND study. If everything goes well with our preparations and our alignment with the FDA and of course if the data are positive, we expect to be able to start with our rolling submission in the second half of 2019, which would allow for a potential approval in the first half of 2020.

B-MIND is our phase 3 study evaluating MOR208 plus bendamustine versus rituximab plus bendamustine in patients with r/r DLBCL who are ineligible for high-dose chemotherapy and autologous stem cell transplantation and who have failed prior rituximab-containing therapy. The study continues to enroll patients and we are currently anticipating completion of this trial late next year.

In June, we presented first data from our phase 2 COSMOS trial of MOR208 in CLL at the European Hematology Association conference. COSMOS is a small, exploratory trial evaluating predominantly the safety of MOR208 with either idelalisib (cohort A) or venetoclax (cohort B) in patients with CLL/SLL who have failed or become intolerant to prior treatment with ibrutinib. The data presented at EHA included preliminary safety and efficacy data for eleven patients enrolled in cohort A. The patients were heavily pre-treated, with a median of five previous treatment lines. Nine out of eleven patients (or 81%) enrolled showed an objective response, and two patients showed stable disease. At the last cut-off date, six patients continued treatment due to ongoing clinical benefit.

We look forward to the results from COSMOS cohort B of MOR208 plus venetoclax, which we expect to present at a conference later this year.

Overall, we believe that MOR208 could become a possible treatment alternative for patients with B cell malignancies. Based on what we’ve seen so far, one of the key features of MOR208 is that it seems to contribute to long-term responses, with a generally manageable safety profile. We are currently evaluating additional development options including earlier lines of DLBCL treatment and other indications. Our goal is to make a MOR208-based therapy available to as many patients as possible. We expect to be able to communicate more about this later this year.

Slide 7: Proprietary Portfolio – MOR202

Let me now switch to MOR202, our proprietary anti-CD38 antibody currently in development for the treatment of multiple myeloma.

We are in the final stage of our ongoing, fully recruited phase 1/2a study of MOR202 in multiple myeloma, either alone or in combination with pomalidomide or lenalidomide. In June, we presented updated positive data from the study at EHA that were consistent with prior data from the trial. We expect to report final results from the trial by the end of this year.

In our Q2 report and press release published last night, we announced that we have decided not to continue development of MOR202 in multiple myeloma beyond completion of the current study. We had already said on prior occasions including our 2017-results call in March that, in the light of intense competition, we would not continue to develop MOR202 in multiple myeloma without having a suitable partner. We’ve now concluded that it is in the best interests of the company not to continue to invest in MOR202 in MM. I want to emphasize that this decision has no impact on our Chinese partner I-Mab Biopharma. I-Mab is continuing preparations for clinical development in multiple myeloma and we expect that they will start a pivotal study of MOR202 in that indication in China in the first quarter of next year.

With respect to potential development in other indications, recently Genmab and Janssen stopped a clinical study of their anti-CD38 antibody daratumumab in combination with a checkpoint inhibitor for the treatment of non-small cell lung cancer (NSCLC) based on an analysis of interim clinical data. After due consideration, we have decided to stop our planned clinical development activities of MOR202 in NSCLC for the time being. Nevertheless, we are continuing to investigate development options in other indications. We expect to be able to give you an update on our plans in the near future.

Slide 8: Proprietary Portfolio – MOR106

I’ll continue with MOR106, a potentially first-in-class IL-17C antibody jointly discovered and developed with Galapagos. We signed an exclusive global license agreement with Novartis for the future development of MOR106 two weeks ago.

We’re thrilled about this deal, which is designed to ensure that MOR106 is developed as quickly and broadly as possible.

We agreed that all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. This includes the ongoing phase 2 IGUANA trial in atopic dermatitis patients, which started in May, as well as a planned phase 1 study to evaluate the safety and efficacy of a subcutaneous formulation of MOR106 in healthy volunteers and atopic dermatitis patients. Also included are two additional trials to support development of MOR106 in atopic dermatitis. Importantly, Novartis has committed to conduct proof-of-concept clinical trials to explore the potential of MOR106 in at least two additional indications other than atopic dermatitis.

The agreement has highly attractive economics for us. As is usually the case with deals of this volume, U.S. anti-trust clearance is required before the agreement takes effect, so what follows is of course subject to that happening. In addition to the funding of the program by Novartis, we and Galapagos will jointly receive an upfront payment of 95 million Euro, as well as success-based milestone payments of up to approximately 850 million Euro. It’s important to point out that the deal is rather frontloaded, with more than half of the total milestone potential being pre-commercial. In addition, MorphoSys and Galapagos are eligible to jointly receive tiered royalties on net sales in the low-teens to low-twenties percent.

Securing a strong and committed partner for MOR106 helps the program, and it will allow us to allocate more resources elsewhere, in particular to the planned expansion of our lead program MOR208. Overall, we are very pleased to have found such a great partner and we look forward to working with Galapagos and Novartis on this exciting program.

Slide 9: Partnered Discovery Portfolio – Highlights

I will turn now to the highlights in our Partnered Discovery segment. This segment comprises more than 100 programs currently in R&D, 24 of which are in clinical development. As always, far too many to talk about here, so I’ll highlight just three programs, namely Janssen’s Tremfya® (guselkumab), Roche’s gantenerumab and a new Bayer program.

You will recall the first approvals of Tremfya® last year for the treatment of moderate to severe plaque psoriasis in the US, Europe and Canada. We were very pleased to report additional Tremfya® approvals in April this year, namely in Brazil, Australia and South Korea for plaque psoriasis, and in Japan for the treatment of three forms of psoriasis and for psoriatic arthritis.

Sales of Tremfya® are developing nicely. Tremfya® seems to be an important asset for Janssen, and is being given the appropriate attention, both in development and commercialization.

Janssen is continuing trials of Tremfya® in psoriasis and psoriatic arthritis and they announced the start of a pivotal development program called GALAXI in Crohn’s disease in July. If successful, this could significantly broaden the therapeutic use of Tremfya®. Several phase 3 trials in psoriasis are ongoing and scheduled for primary completion in 2018, including a head-to-head study comparing Tremfya® and Cosentyx® in plaque psoriasis. We are delighted to see such a broad clinical development program and are optimistic that Tremfya® could become a widely used drug.

In June, we were able to announce good news for gantenerumab, the antibody directed against amyloid beta, when our licensee Roche initiated a new phase 3 development program in patients with Alzheimer’s disease. The program consists of two phase 3 trials (GRADUATE-1 and GRADUATE-2), which are expected to enroll approximately 1,520 patients in up to 350 study centers in 31 countries worldwide. Patients will receive a significantly higher dose of gantenerumab than in Roche’s previous trials, as a subcutaneous injection with titration up to the target dose. We are pleased to see Roche’s commitment and their sustained belief in the program.

Last, but not least, we added a new compound to our clinical pipeline. In June, our partner Bayer brought a new compound into clinical development. BAY2287411 is a new thorium-227 radiolabeled antibody conjugate which incorporates the same HuCAL, anti-mesothelin antibody that comprises anetumab ravtansine. In a phase 1 clinical trial, the compound will be tested in patients with solid tumors known to express mesothelin. It is an exciting new scientific approach and we are looking forward to results for this first in human clinical trial.

Slide 10: Our Pipeline

To conclude, at the end of the first half of 2018, the MorphoSys pipeline comprised 115 programs, spanning discovery to the market. These include one program on the market (Tremfya®) and 29 programs in clinical development. We expect additional clinical data and potential milestones from a number of programs up to year-end. As always, we have no control over what our partners communicate, but there is obviously the potential for a lot of results to come. A number of these programs have the potential to be major value drivers for MorphoSys. We look forward to updating you on all of these programs in the future.

Last, but by no means least, we have taken a big step forward in the setup of commercial capabilities in the U.S. for MOR208. Just last week, we announced the appointment of Jennifer Herron as President of our newly established U.S. subsidiary, MorphoSys US Inc. and Executive Vice President, Global Commercial. Jennifer brings an impressive range of marketing and commercial expertise across multiple therapeutic areas, particularly in oncology. This experience along with her strong record of accomplishment in big pharma and mid-sized biotechnology companies in the U.S. makes her the ideal person to lead our newly founded U.S. operations and to spearhead the growth of our commercial capabilities. We are delighted to welcome Jennifer and we look forward to working closely with her towards our ambitious goals.

That concludes my operational review, I will now hand over to Jens for his wrap-up of the financials.

Slide 11: Financials Q2 & first half year 2018 and Guidance 2018

Speaker: Jens Holstein, CFO, MorphoSys AG

Thank you, Simon.

Ladies and Gentlemen, also from my side a warm welcome to all of you and thanks for your interest in the Company.

As Simon already pointed out, we are very pleased that we can look back to another highly exciting quarter. Let me start with the reminder, that at the beginning of the quarter, in April, we successfully completed our IPO at Nasdaq and raised gross proceeds of 239 million US Dollar from the sale of 2,386,250 new ordinary shares in the form of 9,545,000 American Depositary Shares (“ADSs”) at a price of 25.04 US Dollar per ADS. This IPO has strengthened our financial position and provides us more flexibility to allocate our financial resources. We are very happy to have gained new investors, and we look forward to work with all investors and MorphoSys shareholders in the years to come.

Now I will give you an overview of the most important financial figures for the first six months of 2018.

Slide 12: Income statement Q2 2018

Let’s start with our P&L statement on page 12. Group revenues totaled 8.1 million Euro, compared to revenues of 11.7 million Euro in the second quarter of 2017. The decline was expected and is driven by the completion of the active partnership with Novartis, that ended in accordance with the contract in November 2017. As the royalty reporting from Janssen as agreed in the contract for Q2 2018 has not been received yet, Tremfya® royalties booked for Q2 2018 were estimated based on public announcements made by Janssen/J&J on Tremfya® sales in Q2 2018 and are part of the reported revenue figure.

Total operating expenses rose by 19% to 32.7 million Euro. The expenses thereof for research and development were 25.8 million Euro as compared to 22.5 million Euro in the second quarter of the previous year. General and administrative expenses increased to 5.5 million Euro, from 4.2 million Euro. Starting in the first quarter of 2018, we introduced a new line item in the profit and loss statement for selling expenses due to the expected rising importance of those expenses in connection with the planned preparations for the commercialization of MOR208 in the US. These expenses amounted to 1.5 million Euro in the second quarter of 2018.

Earnings before interest and taxes (EBIT) came in at minus 24.1 million Euro, in comparison to minus 15.4 million Euro in the second quarter 2017. The operational loss reflects the expected revenue decrease as well as the ongoing spend for clinical development of the Company’s proprietary drug candidates.

Our consolidated net loss after taxes in Q2 2018 amounted to 23.5 million Euro, compared to a net loss after taxes of 16.1 million Euro in Q2 2017. The earnings per share for Q2 2018 were minus 76 Eurocent, after minus 56 Eurocent in Q2 of the previous year.

Slide 13: Segment Reporting Q2 2018

Let’s move to the segment reporting on page 13 of the presentation:

In our Proprietary Development segment we focus on the research and clinical development of our own drug candidates mainly in the fields of cancer and inflammation. In the second quarter of 2018, this segment recorded revenues of 0.1 million Euro as compared to 0.3 million Euro in Q2 of 2017.

Expenses for proprietary R&D including technology development amounted to 23.7 million Euro, as compared to 18.3 million Euro in Q2 2017. The increase over the previous year’s quarter is mainly due to costs to advance the development of MOR208. Consequently, the segment EBIT of proprietary development came in at minus 24.6 million Euro compared to minus 18.3 million Euro in the previous year.

In the Partnered Discovery segment, we apply our proprietary technology to discover new antibodies for third parties. We benefit from our partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. In the second quarter of 2018, revenues were 8.1 million Euro as compared to 11.5 million Euro in Q2 2017.

Consequently, the EBIT in the Partnered Discovery segment reached 5.5 million Euro as compared to 6.8 million Euro in Q2 2017.

Slide 14: Balance Sheet (June 30, 2018)

Let’s move on to the balance sheet on slide 14. As of June 30, 2018, we recorded total assets of 547.8 million Euro. This represents an increase of 132.4 million Euro compared to year-end 2017.

At the end of Q2, we had a cash position of 450.5 million Euro compared to 312.2 million Euro on December 31, 2017. Please be aware that we have started to apply IFRS 9 on January 1, 2018, you now find the liquidity items on the balance sheet under the following line items: cash and cash equivalents; financial assets at fair value through profit or loss; and current and non-current other financial assets at amortized costs.

The increase in funds resulted mainly from the capital increase together with the successful Nasdaq listing completed in April with gross proceeds of 239 million US Dollar. This was partially offset by the use of cash for operating activities in the second quarter of 2018.

The number of shares issued totaled 31,808,035 at the end of Q2 2018 (year-end 2017: 29,420,785 shares). The main reason for the increase in the number of shares was the capital increase in connection with the Nasdaq listing in April 2018.

Slide 15: Key figures for the first six months of 2017

To briefly sum up the key figures for the first half year, please turn to slide 15.

Group revenues amounted to 10.9 million Euro for the first half of 2018. In the first 6 months of 2017, Group revenues reached 23.6 million Euro. Of the revenue in the first six months of 2018, 8.8 million Euro were for success-based payments. The main chunk of this sum was made up by the Tremfya® royalty income and in addition, milestones for Tremfya®.

R&D expense for proprietary drug development and technology development amounted to 39.2 million Euro in the first six months, after 37.3 million Euro for the first half of 2017.

Hence the EBIT in the first half of 2018 came in at minus 43.2 million Euro, compared to minus 30.3 million Euro for the first half of 2017.

Slide 16: Financial Guidance FY2018

I will conclude my section with our guidance for 2018. As you will have noticed, we have increased our financial guidance for 2018 following the recent signature of the deal with Novartis on MOR106 and subject to U.S. antitrust clearance.

Subject to U.S. antitrust clearance for the MOR106 deal, MorphoSys expects Group revenues in the range of 67 to 72 million Euro (up from previously 20 to 25 million Euro) and earnings before interest and taxes (EBIT) of -55 to -65 million Euro (up from previously -110 to -120 million Euro). Expenses for proprietary development and technology development are expected to be in a corridor of 87 to 97 million Euro (previously 95 to 105 million Euro). This guidance does not include additional revenues from potential future collaborations and/or licensing partnerships, effects from potential in-licensing, development partnerships for new drug candidates.

Ladies and gentlemen, this brings me to the end of my part. MorphoSys is at a truly exciting stage of its corporate development. With the recent foundation of our U.S. subsidiary, MorphoSys US Inc., and the appointment of Jennifer Herron as its President, we will now continue with full speed the build-up of commercial capabilities in the U.S. in order to prepare for a potential commercialization of MOR208. With this, we follow our plan to transform MorphoSys into a fully integrated biopharmaceutical company. Through our recent deal for MOR106 together with Galapagos and Novartis, we gave a promising program the best possible chance of becoming a successful drug, to the benefit of all stakeholders. Our solid financial position provides us the flexibility to allocate the necessary resources to our lead program MOR208, continue the advancements of our other pipeline programs and build out our U.S. commercial capabilities.

That concludes my review of the second quarter of 2018, and I’ll now hand back to Alexandra for the Q&A session.

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

Thank you, Jens. We will now open the call for your questions.

Slide 17: Q&A

Anastasia Karpova, Kempen

Good afternoon, and three questions if I may. You highlighted your more intense investments in the U.S. commercialization. Can you elaborate a little bit more on your European plans and if you see the approval in Europe for MOR208 within a similar timeframe? And then, two smaller questions. Do we see milestones for MOR103 with GSK on the start of the phase 3 trial in rheumatoid arthritis? And you mentioned in your H1 statement that there is one of the programs that was planned to move to the clinic, but didn’t move to the clinic. Can you specify which program that was? And if that was one of the programs highlighted in your Capital Markets Day last year? Thanks.

Simon Moroney, CEO

Thanks, Anastasia. Let me start with scratching our heads a little bit on your third question, but we’ll try and find the answer while we’re dealing with the first two. Let me start with the commercialization question. We’re considering our plans for the rest of the world ex US, including of course Europe. We haven’t come to any conclusions there. We’re actually not currently absolutely sure which of the two trials, either L-MIND or B-MIND, could be the first to give us approval in Europe. Typically you would expect it to be a controlled classical phase

3 study, which of course in this case is B-MIND and not L-MIND. But there may be certain circumstances under which we could get approval potentially in some European countries based on the L-MIND trial. So that’s something that we are looking at currently and planning currently, but it’s a little bit early to be able to comment on that.

Jens Holstein, CFO

And then, Anastasia, maybe I take the second question on MOR103. You are referring to statements from GSK on data that they intend to report on a medical conference in greater detail in rheumatoid arthritis, and indeed we have been very, very happy about this type of statement that GSK made just recently. And indeed - I mean given the case that GSK starts a phase 3 trial, most likely I would expect this rather in 2019, there is a milestone payment that we should receive. But we do not expect anything happen in that respect this year.

Simon Moroney, CEO

And then, Anastasia, regarding your third question, we think that refers to a program of our Lanthio Pharma subsidiary, which we made a decision not to continue into clinical trials with.

Anastasia Karpova, Kempen

Great, thank you.

Gunnar Romer, Deutsche Bank

Thanks for taking my questions. The first one would be on MOR208, and I was wondering whether you have updated thoughts around frontline development in DLBCL for us. Second question would be on MOR202. I’ve noticed that you are further deemphasizing that product and your investments here. You’ve also removed, I think, the statement that you are considering or persuing to explore partnering options in multiple myeloma. Is that an indication for that there’s no incoming interest anymore? And are you writing that off? And then last question would be on the Novartis deal. I was wondering whether you can comment on the split of the milestones into regulatory and development milestones and in commercial milestones and also whether you have a comment for us what share of the milestones would potentially relate to other indications outside of atopic dermatitis. Thank you.

Simon Moroney, CEO

Thanks, Gunnar. Indeed investigation in frontline DLBCL is absolutely something we’re considering for MOR208. We have already received inbound interest from KOLs to conduct such study. And, anything that we would do, would be to maximize the number of U.S. sites if possible, which we see as a good way of increasing the exposure of U.S. doctors to this drug, leading up to the launch we hope, of course, based on the L-MIND study. So we’re not yet ready to disclose all the details around this, but we’re actively working on it and we hope to be able to disclose details a little bit later in the year. Regarding MOR202, indeed we’ve concluded that, primarily given the competitive situation in the Western world – and this doesn’t refer to China, I should emphasize that, we think that our colleagues at I-Mab Biopharma have a great opportunity in China for MOR202. But the competition in the Western world is intense, of course not just on the target where there are a couple of other programs that are ahead of us, including of course daratumumab, which is well established in the market, but also now increasingly other mechanisms and other approaches. Our experience in talking to potential partners about this program is that it’s really tough to be able to position MOR202 against that very competitive backdrop. And given that we feel that given the opportunities we have elsewhere in the pipeline across particularly MOR208, it really doesn’t make sense for us to continue to invest in multiple myeloma for MOR202.

That said, we have clinical data on MOR202 that hints at activity in other indications, for example non-oncology indications, and we’re in the process of looking at the possibility of starting a Phase 2 trial in another indication. We’re not prepared to say it what that will be, but we do see opportunities there.

Jens Holstein, CFO

And then finally, Gunnar, your question regarding the Novartis deal on MOR106. Indeed, I think - and Simon made a statement in his speech, this time this deal is actually very much a frontloaded one, changed to many many other deals that take place at this stage of development for a compound that has been in Phase 1 at this stage. So in terms of regulatory and development milestone payments that this deal comprises of, round about 60% of the so-called EUR 850 million, so around about $1 billion, for this areas of regulatory development milestones. I’m not able to give you more details in terms of how much is related to atopic dermatitis and how much is related to maybe a second or a third other indication, but nonetheless I think it points out to this financially attractive deal that we have been able to sign together with Galapagos, with Novartis, given the sort of percentage of frontloading that we see in this transaction.

Gunnar Romer, Deutsche Bank

Thank you. Just a quick follow-up, a housekeeping question for you Jens. Can you give us your updated cash guidance for the year after the Novartis deals? Thanks.

Jens Holstein, CFO

Yes. The upfront payment, the EUR 47 million round about, that we would receive, are not included certainly in the figures of EUR 450.5 million that we have reported after the first six months. So that will come, given that we await the US antitrust clearance. And with this, our expectation at this stage towards year-end is in the range of EUR 435 million to EUR 445 million.

Gunnar Romer, Deutsche Bank

Thank you very much.

James Gordon, JP Morgan

One question is on MOR103. It sounds if the phase 3 go / no-go decision from GSK is alright- is your understand that the phase 3 go decision has now definitely been made and will it definitely start in 2019, or is there any uncertainty there? And assuming that it has been started, when do you think you could have GSK report phase 3 data for this asset? The other question was on MOR208 in commercial. So most in the comments are building out in the US and you’re still clarifying the timelines for Europe. But what is the plan in Europe? Are you considering potentially launching it for yourself in Europe or partnering it? Or would it definitely be fully partnered out?

Simon Moroney, CEO

Thanks, James. Regarding MOR103, we believe that there is a regulatory interaction to be held between GSK and the regulatory authorities, before the decision is made as to whether they will go straight to the phase 3 now or whether some other interim study needs to be done. So we’re not sure that the next study would definitively be a phase 3 one. It depends on the regulatory interactions. And correspondingly, as to when phase 3 data will be available, it’s very hard for us to estimate at this stage.

MOR208 for Europe: Honestly, if you ask me, I would like to be able to commercialize it at least in some European countries ourselves. We think we can. But we really haven’t taken that decision at this stage. There are various possibilities either that we do it in selected European countries and partner elsewhere or we would partner for all of Europe. As I said, my preference right now is that we are involved to some extent and perhaps use a partner in territories that for us are non-core, but that decision hasn’t been taken.

Konstantinos Aprilakis, JMP

Thanks very much for taking my questions. So the first regards MOR208 in DLBCL. Are you reiterating that we should expect full data from L-MIND in the first half of ’19 followed by rolling submission for approval in the US in the second half ’19 assuming positive data? So I was wondering if you might provide color on the feedback you received from the FDA regarding what we need to show in the first half ‘19 readout to support approval. And I just wanted to confirm that you’re pursuing an accelerated approval path where the full approval contingent on a larger confirmatory trial. And then a second question. Your thoughts on the recent readout from BAN2401, the Biogen Alzheimer’s data, and anything that makes you feel more or less optimistic about your partnered program with Roche?

Simon Moroney, CEO

Sure. Thanks, Konstantinos. Yes, starting with MOR208, DLBCL - from our perspective nothing has changed. We continue to have good dialogue with the FDA on the path forward. We should remind everyone that this is an unusual situation because it is a single-arm study, uncontrolled, comprising two unapproved drugs in this setting, MOR208 and lenalidomide, so if the FDA was to approve it based on that trial, they would really be setting a precedent. And so we assume that they need to be comfortable that we can really show what the contribution of MOR208 is in the combination, and we need to provide some sort of comparative data to make that contribution clear. So that’s something we’re working on, to figure out how best we can do that. We believe it’s possible for us to show based on an analysis of data that we secure elsewhere, what the contribution of 208 is. But, of course, the FDA is gonna have to get comfortable with that and the data is going to have to be compelling enough to justify an approval. Whether the approval would be accelerated and require confirmatory trial or not at the stage, we’re not sure. Whether we get a full approval or an accelerated approval, we’re not sure which of those two will apply in that case.

Your second question, BAN2401, we regard that as encouraging. I know there has been a lot of debate about interpretation of what’s been seen in that study. But it seems to us that at least at the highest dose there has been a clear impact on amyloid in those patients, in other words on the presence of amyloid, and on cognition in those patients. And we’ve seen this before with aducanumab, that there seems to be for the first time with aducanumab and now again with BAN2401 - an effect of clearance of plaque on improvement and cognition in Alzheimer’s patients. And we take that as encouraging, certainly for gantenerumab, which is in many respects similar to both aducanumab and BAN2401.

Konstantinos Aprilakis, JMP

Thanks very much.

Gary Waanders, Bryan Garnier

Good afternoon. Just a couple of questions mostly on MOR106, if I may, and it’s really just to get a bit more color on the deal. To what extent is this a straight handoff to Novartis? Or do you retain any input on the directions or development and the way the product would be developed? And specifically, how will the product be positioned during development with respect to dupilumab, Dupixent from Sanofi/Regeneron? Thank you.

Simon Moroney, CEO

Thanks, Gary, for your question. It’s not a straight handoff to Novartis. As we pointed out, there are four trials which are going to take place in the coming year or so, in which we and Galapagos will be in the lead. So these are trials that will be sponsored and run by us, which is a nice seal of approval, if you like, by Novartis on our abilities together with Galapagos to run those trials. When it gets to the really heavy lifting, which is the late-stage development, of course Novartis will take the lead. And, of course, we’re relying on their expertise in dermatology, which is something that neither us nor Galapagos has to guide the direction, the positioning of this product versus a competing product. We actually see that it is being an advantage of having chosen Novartis as the partner for this program because, of course, they have a very, very successful track record with Cosentyx in psoriasis. So they have a great dermatology franchise already. So we don’t presume to be the experts in this field, one of the advantages is having Novartis as a partner.

Jens Holstein, CFO

And maybe, Gary, to just add - I mean to clarify that. We are not covering any of the costs that are connected with those four trials. So Novartis will cover those costs.

Gary Waanders, Bryan Garnier

Okay. And if I can just follow up. There is a mention of two other indications which haven’t been specified. Is there any guidance you might give to what you will be looking at there?

Simon Moroney, CEO

We can’t say yet. We have done preclinical studies in a number of inflammatory settings and have shown promising data. And so we think that, as with a number of these other anti-inflammatory / anti-cytokine approaches, this thing probably has potential in other indications. And we wanted to ensure that it was given the maximum possible chance to be developed as broadly as possible, and therefore we made that a condition of the deal that it get explored beyond atopic dermatitis, and Novartis was happy to agree to that. So it’s too early to say what those indications will be, but we’re confident that there is potential elsewhere.

Mick Cooper, Trinity Delta

Hi. Good afternoon, everyone. Three questions please. Firstly, I was wondering if you had filed for prime designation in the EU for MOR202. Secondly, on the back on the advancing of MOR106, you mentioned you’re going to invest more into MOR208. I was wondering if you had any chance to accelerate or broaden any other programs. And finally, MOR103 featured promptly in GSK’s R&D update, and I was wondering what other indications might they develop MOR103 in - other than RA. It is just that GSK emphasized the importance of life cycle management at the same time. Thank you.

Simon Moroney, CEO

Thanks, Mick. Prime status with EMA for MOR202 - no, we have not filed for prime status for MOR202. Your second question regarding MOR106 and whether we intend to use the proceeds to invest beyond 208. We do, of course, have other programs ongoing, earlier-stage programs. I highlighted that we’re looking at other indications for MOR202, for example, and we have programs in earlier stages of development than that. Those programs will get pushed, as well. But 208 is clearly our main focus and certainly clearly taking the lion’s share of our investments simply because we see it as the biggest opportunity in front of us right now.

Regarding MOR103: GSK- I think on their call they’ve mentioned the possibility of taking it into other indications. I do not think they’ve stated what those could be. But what encouraged us is that seems that the new R&D management they have there is very keen on immunological approaches in general, which this classifies as, of course. There seems to be renewed or refreshed enthusiasm for the program at GSK, which we think is a great sign. So we’re looking forward to learning more about how they intend to take the program forward.

Keyur Parekh, Goldman Sachs

Good afternoon. Few questions on MOR208, please. The first one: When should we expect the next update? Should we be expecting this at ASH? Or is there a meeting pre-ASH where we might see an updated dataset? Secondly, just qualitatively: As you look at incremental patients kind of maturing, do you see any changes in the responses or the depth of responses you have seen for these patients? And then lastly, as we think about you’re building the commercialization in the U.S., how should we think about the number of sales reps you might need, number of people you might need from the U.S. in 2019? Thank you.

Simon Moroney, CEO

Thanks, Keyur. Regarding MOR208, we anticipate the next update would be at ASH at the end of this year. We’ve submitted an abstract and that’s in all likelihood the next time we would update the data on MOR208. And consequently - relating to your second question - I can’t comment on what we may be seeing there. We simply want to not jeopardize, of course, the presentation at ASH by talking about any data prior to the first release of the abstract, which I understand is beginning of November, and then the conference itself in December.

Regarding your third question, commercialization in the U.S. One of the attractive things about an indication like this, which of course is not a huge, huge indication, is that we see that we can cover the country with a relatively small team. We’re currently looking at something between 80 and 110 people for the total team over there, including salesforce, MSLs, medical affairs, back office and so on and so forth; so something that would need to be in place by remember Q2 2020, which is when we currently anticipate launch. So we have two years basically from now to build that team up from the one that we currently have to that 80 to 110 that we anticipate.

Gunnar Romer, Deutsche Bank

Thanks for taking my follow-up. It’s also regarding the buildup of the U.S. commercial presence. There was a modest step-up now in selling expense quarter-over-quarter. Just curious whether you can comment on how you would expect that line to develop over the next couple of quarters? Thanks.

Jens Holstein, CFO

Gunnar, thanks for the question. That certainly will be driven by the sort of speed of how quickly we can build up that organization and tend to build up that organization towards year-end. I think you said the quarter-by-quarter we’ll see an increase in terms of costs because — I mean, at the end of the day, we just appointed the President in the U.S. So what you’ve seen so far, are only costs that really occurred in our head office here in Munich. So the costs will increase significantly: In terms of our F-1 filing document that we have submitted for our NASDAQ filing we have anticipated overall cost for the commercialization for the next three years to be somewhere in the range of $90 million. So there will be a significant cost increase that you will see certainly to a much, much smaller extent this year, and probably also ’19. But going into beginning of ‘20, when you need to have the sales people on the ground given the sort of timeframe that Simon mentioned before, you will see an increase of launch costs specifically in 2020.

Dr. Simon Moroney, CEO, MorphoSys AG

To wrap up, we feel that the company is very well-positioned to take advantage of the positive developments we’ve witnessed in the recent past.

With MOR208, based on all the data we’ve seen so far, we believe we have a very promising drug candidate. Set-up of our U.S. commercial capabilities is on track. Assuming smooth progress on both the development and regulatory fronts, we hope to be on the market in two years from now, subject of course to regulatory approval.

And MOR208 is just the tip of an iceberg of programs in our pipeline. Thanks to the recent deal with Novartis for MOR106, this program will gain increased momentum. Our partnered pipeline, led by Tremfya®, is progressing well and we expect news from other partner programs during the remainder of the year.

And finally, our highly successful Nasdaq listing has substantially strengthened both our balance sheet and our investor base, and will assist us as we continue to build the company.

We look forward to keeping you informed of progress.

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

That concludes the call. If any of you would like to follow up, we are in the office for the remainder of the day. Thank you for your participation on the call and goodbye.

Tremfya® is a trademark of Janssen Biotech, Inc. Cosentyx® is a trademark of Novartis AG.